SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Protocol for the Acquisition and Merger of Atlantis Holdings do Brasil Ltda. and Latam Brasil Participações S.A. by Embratel Participações S.A., in the form described below.

I - Parties -

1. The PARTIES to this document are, on one hand, in its condition as (1.1.) First Merged Company, Atlantis Holdings do Brasil Ltda. (‘Atlantis’), limited company, with head office in the City and State of São Paulo, at Avenida Alfredo Egídio de Souza Aranha, n.º 100, D Block , 5º floor, Room A, Corporate Taxpayer Registry n.º 03,236,149/0001-62, NIRE 3521576279-6, hereby represented in the form of the provisions found in its Partnership Agreement; in its condition as (1.2.) Second Merged Company, Latam do Brasil Participações S.A. (‘Latam Brasil’), stock corporation with head office at Rua Regente Feijó, n.º 166, 16º floor, room 1687-A, Centro, City and State of Rio de Janeiro, Corporate Taxpayer Registry n.º 07,165,516/0001-08, NIRE 3330027511-8, hereby represented in the form of the provisions found in its Articles of Incorporation; and, in its condition as (1.3.) Merging Company, Embratel Participações S.A. (‘Embrapar’), company with head office at Rua Regente Feijó n° 166/1687-B, Centro, Rio de Janeiro - RJ, Corporate Taxpayer Registry no 02,558,124/0001-12, NIRE 3330026237-7, hereby represented in the form of the provisions found in its Articles of Incorporation.

II - Conditions of the Acquisition and Merger Transactions to be realized

2.1. The Acquisition and Merger of Atlantis and Latam Brasil by Embrapar will be deliberated, at General Meetings of their partners and shareholders, to be held on October 24th 2005, under the following conditions:

2.1.1. The Base Date for the Acquisition and Merger will be June 30th 2005.

2.1.2. The Acquisition and Merger hereby agreed will be effected taking into account the book value of the net worth of Atlantis and Latam Brasil on the Base Date, in accordance with the appraisal produced by Aval Consult Engenharia de Avaliações Ltda.. (‘Consult’), with head office at Rua Tabapuã, 821 – 1st floor, suite 22, City and State of São Paulo, Corporate Taxpayer Registry n.º 48,882,971/0001-39 with the São Paulo Regional Economic Council (CORECON/SP) n.º RE/5,279, with the São Paulo Federal Engineering, Architecture and Agronomy Council (CREA/SP) n.º 0209030, based on the financial statements of the said companies collated on the Base Date, that is:

(a) the book value of the net worth of Atlantis, on the Base Date, is R$188,113,341.80 (One hundred and eighty eight million, hundred and thirty three thousand, three hundred forty one reais and eighty cents),

(b) while the book value of the net worth of Latam Brasil, on the Base Date, is R$790,114,040.70 (Seven hundred ninety million, hundred fourteen thousand, forty reais and seventy cents).

2.1.3. The changes in equity, whether positive or negative, of Atlantis and Latam Brasil, calculated from the Base Date to the date on which the Acquisition and Merger is effectuated, will be assumed by Embrapar.

2.2. The net worth of Atlantis and Latam Brasil were evaluated by Consult, taking into account the book values, recorded in the financial statements of the said companies, collated on the Base Date.

2.3. After acquisition and merger, Embrapar will increase its capital stock by the value of R$978,227,382.50 (Nine hundred seventy eight million, two hundred twenty seven thousand, three hundred eighty two reais and fifty cents), which corresponds to the book value net worth of Atlantis and Latam Brasil, and will issue 230,452,649,971 (two hundred and thirty billion, four hundred and fifty two million, six hundred and forty nine thousand and nine hundred seventy one) common shares, without face value, to be allocated to the partners of Atlantis and the shareholders of Latam Brasil, in exchange for the quotas and shares to be annulled in these companies as a result of the acquisition and merger.

2.4. The share and quota exchange ratios were calculated in terms of the comparison between the economic value of the companies to be merged and the economic value of the acquisition and merger company; these values were calculated as the average value in the band indicated in the evaluation produced by the Banco ABN AMRO Real S.A. (‘ABN AMRO’), company with head office at Avenida Paulista, n.º 1374 - 3º floor, Bela Vista, São Paulo – SP, Corporate Taxpayer Registry n.º 33,066,408/0001-15, NIRE no. 3530013747-7, according to the discounted cash-flow criterion of Embrapar, Atlantis and Latam. The exchange ratios determinate by the Companies related with acquisition and merger were calculated: (i) for each (one) quota issued by Atlantis, 35.1075 (thirty-five and one zero seven five decimal)common registered shares issued by Embrapar; and (ii) for each (one) share issued by Latam Brasil, 219.1087 (two hundred and nineteen and zero eight seven decimal)common registered shares issued by Embrapar.

2.4.1. The limited partners of Atlantis will be issued, in 100% (one hundred per cent) exchange of the quotas in their ownership, representing the total capital of the latter company, and to be annulled in the act of acquisition and merger, a total of 43,940,441,888 (forty-three billion, nine hundred and forty million, four hundred and forty-one thousand, eight hundred and eighty-eight) new common registered shares issued by Embrapar, which will be entitled to the same rights and advantages attributed to the common registered shares issued by Embrapar already in circulation and which will share in the income of the financial year in progress in proportion to the period following their date of issue.

2.4.2. The shareholders of Latam Brasil will be issued, in 100% (one hundred per cent) exchange of the shares in their ownership, representing the total capital of the latter company, and to be annulled in the act of acquisition and merger, a total of 186,512,208,082 (one hundred and eighty-six billion, five hundred and twelve million, two hundred and eight thousand, eighty two)new common registered shares issued by Embrapar, which will be entitled to the same rights and advantages attributed to the common registered shares issued by Embrapar already in circulation and which will share in the income of the financial year in progress in proportion to the period following their date of issue.

2.5. After conclusion of the intended acquisition and merger, Atlantis and Latam Brasil will be dissolved, with the transfer to Embrapar of all their rights and obligations; the directors of Embrapar will be responsible for ensuring the filing of the corporate acquisition and merger acts, in compliance with current legislation.

2.6. Embrapar, through its directors and as merging company of Atlantis and Latam Brasil, will be responsible for: (i) keeping the tax accounting records of Atlantis and Latam Brasil; (ii) ensuring the write-off of the establishments of Atlantis and Latam Brasil with respect to the tax authorities; (iii) the filing and publication of the acts of the present operation; and (iv) practicing all the acts necessary for the proper fulfillment of the intended acquisition and merger, under the terms of the provisions of sections I and II of article 10 of Normative Instruction n.º 88 of the Federal Trade Registry Department – DNRC, of August 2nd 2001.

2.7. Following approval of the acquisition and merger herein agreed, the Articles of Incorporation of Embrapar will be altered to reflect the new value of the company's capital stock, as well as the number of shares into which it will be divided, in accordance with the Draft of the Articles of Incorporation which, duly signed by the Parties, forms part of the present document as Annex n.º I.

2.8. The parties note that, following prior consultation, all the limited partners of Atlantis, along with all the shareholders of Latam Brasil, have declared themselves to be in full accord with the acquisition and merger operation hereby agreed, which removes any basis for requests for withdrawal of the partners and shareholders from the said companies.

In witness whereof, the Parties hereby sign the present document, in 03 (three) identical copies, along with the undersigned witnesses, choosing as jurisdiction for settling any dispute relating to this document the Court of the City of Rio de Janeiro, State of Rio de Janeiro, waiving recourse to any other legal authority.

Rio de Janeiro, September 30th, 2005

___________________________________
Atlantis Holdings do Brasil Ltda.
First Merged Company

___________________________________
Latam Brasil Participações S.A.
Second Merged Company

___________________________________
Embratel Participações S.A.
Merging Company

Witnesses:

_________________________________________________________	_________________________________________________________
Name:	Name:
ID:	ID:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.